# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GLYCOMIMETICS INC, CIK 0001253689
CUSIP: 38000Q102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 9708 MEDICAL CENTER DRIVE, 9708 MEDICAL CENTER DRIVE, ROCKVILLE, Maryland (MD), 20850
Date of event which requires filing of this statement: 10/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0002033801-24-000002
Filed by CIK 0002033801

## Reporting persons
- Weinstein Benjamin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 50,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 50,000 (0.1% of the class)

## Item 1. Issuer
Name of issuer: GLYCOMIMETICS INC
Address of issuer's principal executive offices: 9708 MEDICAL CENTER DRIVE, 9708 MEDICAL CENTER DRIVE, ROCKVILLE, MARYLAND, 20850.

## Item 2. Person Filing
Name of person filing: Benjamin Weinstein
Address of principal business office or, if none, residence:
12221 Merit Drive
Suite 620
Dallas, TX, 75248
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: 50,000
Percent of class: 0.1
Sole power to vote or to direct the vote: 50,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 50,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Weinstein Benjamin: Benjamin Weinstein, Individual (11/04/2024)